

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 9, 2009

Robert S. Silberman, Chief Executive Officer
Strayer Education, Inc.
1100 Wilson Boulevard, Suite 2500
Arlington, VA 22209
Facsimile: (703) 527-6811

      Re: Strayer Education, Inc.
               Definitive Proxy Statement on Schedule 14A
               Filed March 23, 2009
               File No. 000-21039

Dear Mr. Silberman:

      We have limited our review of your filing to the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-based Awards Table, page 17

1.   Please provide a more detailed analysis of how the general policies and procedures described here actually resulted in specific bonus and equity award amounts to the named executive officers in 2008. This analysis should explain, among other things, the reasons for material differences in compensation among the named executive officers. For example, we note that cash bonuses for named executive officers ranged from 75% of base salary to 120% of base salary. We also note that two named executive officers received additional substantial stock awards in 2008 and other named executive officers did not receive such awards. In your response letter, please confirm that you will comply with this comment in future filings and demonstrate how you intend to comply.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Advisor, at (202) 551-3576, or me, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief